2008 Income and Capital Gain Distributions

Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.

Record Date:	December 15, 2008
Ex-Dividend Date:	December 16, 2008
Payable Date:	December 16, 2008
Reinvest Date:	December 16, 2008

	Meridian Growth Fund		Meridian Value Fund		Meridian Equity Income Fund	
Ticker	**MERDX**		**MVALX**		**MEIFX**	
Cusip	**589619-10 5**		**589619-20 4**		**589619-30 3**	
Income Distribution	$	0.0909	$	-	$	0.2231
Short-Term Capital Gain	$	0.0717	$	0.4449	$	0.0765
Long-Term Capital Gain	$	1.0204	$	0.8726	$	0.4517
Total	**$**	**1.1830**	**$**	**1.3175**	**$**	**0.7513**

Dated 12/16/2008